Exhibit 99.1
Satyam clocks the billion dollar pace with 34%YoY revenue jump
•	Expands operating margins by 119 basis points through enhanced efficiency
•	EPS grew 32% YoY
•	Adds highest ever number of 1,977 Associates
Hyderabad (India), October 20, 2005: Satyam Computer Services Ltd. (NYSE:SAY) today announced the audited results of the Company for the quarter ended September 30, 2005 (Q2).
Indian GAAP Consolidated
The Company’s revenue from software services stood at Rs. 1,154.97 crore, up 9.09% sequentially and 33.97% compared to the same quarter last year. The revenue guidance provided last quarter was Rs. 1,111 crore to Rs. 1,116 crore. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs. 4,700 and Rs. 4,718 crore, marking an annual growth rate of 33.5% — 34%. The revenue guidance at the beginning of the year was 26% — 28%.
The Company’s operating margins in the quarter expanded by 119 basis points resulting from increased efficiencies.
Net profit, stood at Rs. 237.34 crore, indicating a growth of 34.19% YoY and 24.78% over the previous quarter. EPS for the quarter at Rs. 7.39 is higher than the guidance of Rs.6.40—Rs.6.44.
EPS for the fiscal 2006 is expected to be between Rs. 29.12 and Rs. 29.23, implying a growth rate of 30% to 30.5% over fiscal 2005. The guidance at the beginning of the year forecast an annual EPS growth of 20% to 22%.
The board has also approved an interim dividend of 100% for fiscal 2006.

US GAAP
Revenue from software services stood at US$ 268 mn, up by 8.86% sequentially and 41.78% compared to the same quarter last year. Net Profit, achieved at US$ 52 mn indicates a growth of 38.43% YoY.
Satyam added 1,977 Associates in the quarter, taking the total employee strength to 22,482. The total manpower, including subsidiaries and joint ventures increased to 24,798.
Satyam’s continued focus on Europe as potential growth market is validated by the 14.4% sequential growth rate.
Speaking on the announcement of the Q2 results, B. Ramalinga Raju, Satyam’s Founder & Chairman said,” It was yet another quarter of high single digit, broad based growth continuing the consistent performance witnessed over the last several quarters .This was the first quarter where we achieved annualized revenue run rate of a billion dollars. We continue to experience increased momentum in the market and believe that the demand for business solutions using the global delivery model is robust.”
Commenting on the integration of the acquisitions made earlier this year, Mr. Raju, said, “We have been making steady progress in integrating the consulting practice of Citisoft and Knowledge Dynamics with Satyam. Many of our customers have expressed keen interest in our integrated solution offering resulting in significant increase in the pipeline of opportunities that we are pursuing.”
Business Highlights
Satyam added 32 new customers in Q2, including one Fortune Global 500 and Fortune US 500 corporation, taking the total customer base to 429.
The Company has added a US 500 apparel manufacturer, a European communications major, a large Aircraft manufacturer, a world-renowned credit rating institution and a market leader in Supply Chain Management industry.

Furthering its expertise in Consulting and Enterprise Business Solutions (CEBS), Satyam has recently bagged the execution of a prestigious UN agency’s Global Management System, across 140 countries. Through this execution, the Company would support in improving the efficiency and effectiveness of the agency’s field programs. Revenue contribution from CEBS has increased to 39%, a growth of 13% sequentially.
Additionally, Satyam is setting up the network infrastructure as well as the distributed infrastructure required at different office locations, of a global US independent brokerage and risk management firm.
Nipuna Highlights
Nipuna, Satyam’s BPO subsidiary, recorded revenue of Rs. 18.20 crore in Q2. This represents a sequential growth of 25%. Nipuna added 63 employees in Q2. Nipuna also became the world’s first company in the BPO space to achieve eSCM-SP Capability Level 4 Certification (eSourcing Capability Model for Service Providers).
About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting and Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 22,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 429* global companies, of which 149* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents.
*As of September 30, 2005

For further information, write to us at Corporate_Communications@Satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended June 30, 2005 furnished to the United States Securities Exchange Commission on August 11, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov